SIDLEY AUSTIN LLP

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AMERICA ● ASIA PACIFIC ● EUROPE

March 22, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attention:	Kathryn Jacobson; Robert Littlepage
Kyle Wiley; Joshua Shainess

Re:	TradeUP Global Corporation
Amendment No. 4 to Registration Statement on Form F-4
Filed February 25, 2022
File No. 333-260418

Ladies and Gentlemen:

On behalf of our client, TradeUP Global Corporation, a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 18, 2022 (the “Comment Letter”), relating to the Company’s Amendment No. 4 to Registration Statement on Form F-4 (File No. 333-260418) submitted via EDGAR on February 25, 2022.

For the convenience of the Staff’s review, the Company has set forth below the comments contained in the Comment Letter, followed by the Company’s responses. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. The Company is concurrently filing via EDGAR an Amendment No. 5 to Registration Statement (the “Amendment No. 5”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in italics and bold, and the Company’s responses thereto.

Amendment No. 4 to Registration Statement on Form F-4 filed February 25, 2022

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 184

1.	Update the pro forma balance sheet to be as of the end of the most recent period for which a consolidated balance sheet of the registrant is presented pursuant to 11-02(c)(1) of Regulation S-X.

Response:

We acknowledge Staff’s comment and advise the Staff that we have revised our disclosure on Pages 51 to 52 and Pages 184 to 190 to address the Staff’s comment.

2.	We note your response to comment 4 and considered all circumstances under which the warrants were issued. Since the warrants on redeemable Series Pre-A shares create a conditional obligation for the Company to repurchase its shares for cash (or other assets), the warrants are liabilities under ASC 480-10-25-8 through 25-12, even though the number of conditions leading up to the possible transfer of assets differs for those warrants. Please note further guidance in ASC 480-10-55-3 and revise your presentation in your historical financial statements and the pro forma financial information.

Response:

We acknowledge Staff comments and kindly advise the Staff that the warrants granted to three preferred shareholders are in substance for them to mirror their previous investment in Beijing Sai to SAI after the reorganization on April 22, 2021 for them to become shareholders of SAI. There are no differences in the amount that these investors would withdraw from Beijing Sai and invest into SAI (the exercise price of these warrants equals to the amount of investment they withdraw from Beijing Sai). Even though the agreements signed with these shareholders are in the formality of warrants, in substance, they are commitment letters to the three investors to ensure their equity interests are carried from Beijing Sai to SAI , while they go through PRC administrative process of overseas domestic investment (“ODI”) as part of the reorganization structure design. From the perspective of the consolidated financial statements, SAI does not obtain any cash or assets, transfer any cash or assets, nor settle its obligations on unfavorable terms. The warrants do not meet the definition of a financial instrument as defined in the Glossary in ASC 480-10-20. The substance of the warrants is the commitment rather than a financial instrument thus out of the scope of ASC 480.

Though ASC-480-10-55-33 states that a freestanding warrant for mandatorily redeemable shares would be a liability under ASC 480-10 even though the obligation to transfer assets is conditional on the exercise of the warrant, the warrants herein did not create new mandatorily redeemable shares for these Series Pre-A preferred shareholders, since these shareholders held these Series Pre-A preferred shares in Beijing Sai before warrants were granted on the date of re-organization and held the same shareholding in SAI after the warrants were exercised upon the completion of the reorganization process.

The Series Pre-A preferred shares are considered outside the scope of ASC 480-10-25-8, which requires an entity to classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share when the financial instrument has certain characteristics, the redeemable preferred shares are considered outstanding share, thus not applicable to ASC 480-10-25-8. The Series Pre-A preferred shares are accounted for as mezzanine equity based on ASR 268, which requires for shares that are outside the scope of ASC 480 with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity, “requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.”

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2020, page 187

3.	Please revise to present TradeUP Global’s statement of operations for the fiscal year ended 2021 and update SAI’s Statement of Operations for a 12-month period that is brought up to within one fiscal quarter of that fiscal year end. Refer to Instruction 1 to Article 11-02(c)(3) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and advise the Staff that we have updated the disclosure on Page 52 and Page 186 to address the Staff’s comment.

SAI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Capital Expenditures, page 237

4.	We note the costs of building out, leasing and maintaining your hosting and self- mining facilities constitute a significant portion of your capital and operating expenses. Tell us how you considered if the arrangement for the build-out of your data centers and your occupancy of the completed space contain a lease. If data center lease commitments are reasonably likely to materially impact your financial condition, results of operations, or liquidity, please disclose your future lease commitments (including lease incentives if any) as of the most recent practicable date.

Response:

We kindly advise the Staff that SAI is currently building out its hosting facilities in alliance with a power supplier, and the power supplier is responsible for securing the land where the hosting facilities will reside. SAI has not signed any separate lease agreement, nor any build-out related agreements, that contain a lease. SAI has no lease commitments as of the most recent practicable date, and we expect that in the future the power supplier, instead of SAI, will continue to be responsible for the lease-related contracts. Accordingly, there are no future lease commitments that are reasonably likely to materially impact our financial condition, results of operations, or liquidity.

SAI’s Management’s Discussion of Financial Condition and Results of Operations

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk, page 239

5.	Please update your disclosure to clarify how your operating activities and assets and liabilities are currently denominated. Address the extent of your exposure to the Kazakhstan Tenge, including how the loss of its value, along with the Russian ruble, in the wake of the Russian financial sanctions related to the Ukrainian war, may impact your operating results, if at all.

Response:

We acknowledge the Staff’s comment and advise the Staff that we have updated our disclosure on Page 237 to address the Staff’s comment.

SAI Tech Limited Notes to Unaudited Condensed Consolidated Financial Statements 16. Parent Only Information, page F-68

6.	Refer to footnote 1 hereunder. Please make clear if the amount due from subsidiaries and VIE of $3.2 million for Series Angel and Series Pre-A preferred shares includes $1.8 million from the exercise of the warrants for 9,864,312 Series Pre-A Preferred shares. Further confirm to us that your receipt of $3.2 million and $1.8 million proceeds are reflected as an adjustment to the pro forma balance sheet.

Response:

We acknowledged the Staff’s comment and confirm that SAI’s amount due from subsidiaries and VIE of $3.2 million for Series Angel and Series Pre-A preferred shares includes $1.8 million from the exercise of the warrants for 9,864,312 Series Pre-A Preferred shares. We have updated our disclosure on page F-68 to address the Staff’s comment.

We also kindly advise the Staff that the receipt of $3.2 million and $1.8 million proceeds is an intercompany balance between SAI’s parent company and SAI’s subsidiaries, which shall be eliminated in preparing SAI’s consolidated financial statements. Adjustments required to the pro forma financial statements are for adjustments between SAI’s consolidated financial statements and TradeUP’s consolidated financial statements due to the proposed merger transaction. Thus, the receipt of $3.2 million and $1.8 million proceeds is not a pro forma adjustment required in preparation of the pro forma financial statements.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 495-4531. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ David C. Buck
David C. Buck

cc:	Lei Huang, TradeUP Global Corporation
Michael J. Blankenship, Winston & Strawn LLP

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